Exhibit 11

Earnings Per Share

Earnings per Share are calculated as follows:

	For the years ended
	December 31,
(Dollars in thousands except shares and per share data)	2015	2014	2013

Numerator for basic earnings per share:
Net Income	$6,816	$2,079	$4,020
Less: Dividends on preferred stock	575	332	85
Net income available to common shareholders	$6,241	$1,747	$3,935

Numerator for diluted earnings per share:
Net Income	$6,816	$2,079	$4,020
Add: Interest on subordinated debt (tax effected)	1,389	—	—
Less: Dividends on preferred stock	575	332	85
Net income available to common shareholders	$7,630	$1,747	$3,935

Denominator:
Total average shares outstanding	8,014,316	7,905,468	6,657,093
Effect of dilutive convertible subordinated debt	1,837,500	—	—
Effect of dilutive stock options	125,800	196,649	281,935
Total diluted average shares outstanding	9,977,616	8,102,117	6,939,028

Earnings Per Share - Basic	$0.78	$0.22	$0.59
Earnings Per Share - Diluted	$0.76	$0.22	$0.57